Mail Stop 3561

Mr. William Dillard, II
Chairman and Chief Executive Officer
Dillard's Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201
Attention: William Dillard, II

>   **Re: Dillard's, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 2, 2008**
>   **Filed April 2, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 22, 2008**
>   **Form 10-Q for the Quarter Ended May 3, 2008**
>   **Filed June 10, 2008**
>   **Form 10-Q for the Quarter Ended August 2, 2008**
>   **Filed September 11, 2008**
>   **Form 10-Q for the Quarter Ended November 1, 2008**
>   **Filed December 9, 2008**
>   **File No. 001-06140**

Dear Mr. Dillard:

    We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable; however, please note that comment #18 does require you to file an amendment of your Form 10-K at this time. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Form 10-K For the Fiscal Year Ended February 2, 2008

Item 1. Business

General

2. Please revise your disclosure to include the total number of persons employed by the Company. Also consider identifying the number of employees in each position within the Company's organizational structure or in each geographic region in which the Company operates. Refer to Item 101(c)(xiii) of Regulation S-K.

Item 1. Business, page 1

3. You refer to the Company's "exclusive brand merchandise such as Antonio Melani, Gianni Bini, Roundtree & Yorke and Daniel Cremieux." Please tell us the importance, duration and effect of any trademarks and licenses held in connection with these exclusive brands. Refer to Item 101(c)(iv) of Regulation S-K.

Item 2. Properties, page 6

4. Your disclosure relating to the description of properties owned or leased should be enhanced to provide an investor a better understanding of the properties since a significant portion of the property relating to your retail stores is owned. According to your disclosure, you own 77% of the stores and 86% of the square footage selling space. Given the potential material value relating to your significant ownership position in these assets, please expand your disclosure to provide additional information on the geographic location of your warehouses, distribution and fulfillment centers, as well as the more than 300 retail store

distribution where you own a significant amount of land and buildings. Refer to Instruction 1 to Item 102 of Regulation S-K.

Item 4. Submission of Matters to a Vote of Security Holders, page 7

5. Please confirm that the table under "Executive Officers of the Company" includes the names of all persons chosen to become executive officers, in addition to all current executive officers, or revise the table accordingly. In addition, we note that you have indicated that each person listed in the table has served in a "managerial" position with the Company for at least five years. However the following issues remain unclear: (i) the term of each person's current office, and (ii) the period during which each person has served in his current office. Please revise the disclosure to clarify these issues. Refer to Item 401(b) of Regulation S-K.

Item 6. Selected Financial Data, page 10

6. Please revise your presentation to include the amounts for Other Long-Term Liabilities of $217.4 million as of February 2, 2008 which is required to be included for all periods presented to comply with Item 301 of Regulation S-K. See paragraph 2 of Instruction 1 to Item 301 of Regulation S-K. Please also include these liabilities in your tabular presentation of contractual obligations and commercial commitments table on page 26 in management's discussion and analysis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Executive Overview, page 12

7. Recent news reports regarding the economy and analyses of the recent difficulties in the retail, financial and credit markets have focused on the negative impact these uncertain times have had on consumer retail spending in 2008. Further, these reports support the contention that current economic difficulties have caused and will continue to cause consumers to reduce their discretionary retail spending. We note your indication in your Form 10-Q for the period ending November 1, 2008, that you "continue to take aggressive action to navigate these challenging times." Please ensure that you discuss in detail the actions you have taken and expect to continue to take in light of the current economic environment with

respect to the closure of stores, reductions in capital spending and implementation of operating expense reductions.

Please revise your disclosure to provide an overview of your performance in the last fiscal year, to discuss how these trends and current economic issues are affecting your current operations as well as liquidity, and to discuss the impact you anticipate they will have in future periods. In this regard, discuss any specific programs you have developed or will develop in order to address these trends and offset their impact on results of operations in future periods. Refer to Item 303(a)(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Critical Accounting Policies and Estimates, page 14

Merchandise Inventory, page 15

8. We note the number of stores in operation has declined during fiscal 2007, but your merchandise inventory balance has increased. Explain to us and disclose the reason for the increase as of February 2, 2008 and November 1, 2008. Please disclose if your estimates relating to markdown have materially changed during all periods presented. Also, please revise your discussion in management's discussion and analysis to discuss any material trends relating to higher average inventory amounts per store and the impact on liquidity and your results of operations.

9. Please expand your disclosure to indicate whether there have been significant variances between your estimates of shrinkage when compared to adjustments resulting from physical inventories each fiscal period.

Merchandise Vendor Allowances, page 15

10. Please revise your disclosure to clarify what estimates you make with respect to merchandise vendor allowances and how do you determine the amount being estimated for all periods presented. For example, please state if you estimate the amount of vendor allowances recorded each period based on volume of units sold.

Finite-lived Assets, page 16

Goodwill, page 16

11. Please disclose the nature and the amount of goodwill impairment charges for all periods presented along with key assumptions used to determine your estimates. If no amounts were recorded based on your most recent or annual review, please state so in your disclosure.

Results of Operations

Sales, page 18

12. Your disclosure states that sales decreased 6%, or more than $400 million in fiscal 2007 and you provide the percent of decrease by category. Please discuss the reasons for the current trends such as higher markdowns or fewer transactions while providing investors with the actions, if any, taken to reduce the decline such as increased advertising. Also, please discuss whether you believe these trends will continue to impact sales and your results of operations in future periods. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 22

13. Item 303(A)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Item 9A. Controls and Procedures, page 30

14. We note your indication that, other than the implementation of a control over the calculation and review of equity earnings of CDI Contractors LLC, there were no changes in your internal control over financial reporting identified in connection with the evaluation performed during the periods covered by this report. Rather than state that there were no changes other than those described, please state that there were changes that materially affected your internal control over financial reporting and refer readers to the discussion of those changes.

Item 10. Directors and Executive Officers of the Registrant, page 31

15. Please incorporate by reference from the proxy statement the section "Audit Committee Report," in order to comply with the disclosure requirements of Item 407 of Regulation S-K.

16. You state the Company Code of Conduct applies to "all Company employees including the Company's Directors, CEO and senior financial officers." However, we notice that the Code of Conduct posted on your website states that it applies to all officers and employee and "[w]hen appropriate, it also covers members of the Company's Board of Directors." Please revise your disclosure to indicate that the Code of Conduct does not always apply to your directors and describe the circumstances under which it does not so apply.

Item 11. Executive Compensation, page 31

17. Please include the disclosure required by Item 407(e)(4) of Regulation S-K or confirm to us that you have no disclosure to provide that is applicable to this item.

Item 15. Exhibits

Exhibits 31(a) and 31(b)

18. Please revise the certifications filed as Exhibit 31(a) and 31(b) so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. Specifically, at a minimum please amend your Form 10-K to provide revised certifications that include the language in paragraph 4 to the effect that your certifying officers are responsible for establishing and maintaining disclosure controls and procedures AND internal control over financial reporting.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Vendor Allowances, page F-11

19. We note you receive concessions from vendors through a variety of programs and arrangements. Please expand your disclosure in future filings to clarify the timing of your recognition of the concessions. In this regard, please indicate whether you recognize reimbursements as milestones are achieved or if you accrue the reimbursements. If you apply the accrual method, please indicate the factors considered in determining the reimbursements are probable and reasonably estimable.

Segment Reporting, page F-13

20. We note your disclosure that you report "a single operating segment" based on your operations of more than 300 retail department stores and seven clearance centers throughout the U.S to comply with the reporting requirements of SFAS 131. We presume that your disclosure means you have identified only one reportable segment under SFAS 131.   Please tell us if you have operating segments you have aggregated and if so please provide us a detail explanation of your basis for concluding each segment exhibits similar economic characteristics based on their long-term financial performance and are similar with respect to each of the five criteria discussed in that paragraph to support your position that you have only one reportable segment. Please revise your disclosure to specifically identify your operating segments and the basis for their aggregation into one reportable segment to comply with the disclosures required by paragraph 26(a) of SFAS 131.

Schedule 14A

Nominees for Election as Directors, page 7

21. Please ensure that all of the current directors are included in the two tables on page 7 and, if they are not, revise the tables accordingly. We note that, according to last year's proxy, this may include Messrs. David, Hammerschmidt, Sutton and Watts. Refer to Item 401(a), (e) of Regulation S-K.

Compensation Discussion and Analysis, page 10

Overview of Compensation Philosophy, page 10

22. You discuss that the Compensation Committee considers specific aspects of corporate performance in determining your compensation policies. These factors include stock performance during the fiscal year, sales growth, and growth in margins and pre-tax income. Please revise your discussion to elaborate upon how

the achievement of these factors impacts the type and amount of compensation to be paid. For example, we note your use of pre-tax income amounts in determining the amount of annual cash performance bonuses, however, your disclosure does indicate whether you considered any of the other factors you mention here. Refer to Item 402(b)(1)(v) of Regulation S-K.

Role of Comparable Company Analysis in our Compensation Decisions, page 12

23. You state that the number of the Company's senior executives has not grown proportionately to the number of senior executives employed by other companies in your comparison group. Please revise your disclosure to discuss why that is the case, and how this fact affects your consideration of your senior executives' compensation. Refer to Item 402(b) of Regulation S-K.

Specific Elements of Our Compensation Program – Base Salary, page 12

24. You indicate that the Compensation Committee "insures that the recommended level of base salary is less than the expected level of base salary" produced by your regression analysis. Please revise your disclosure to indicate why the Compensation Committee has established that as its policy. Refer to Item 402(b) of Regulation S-K.

Specific Elements of Our Compensation Program – Annual Cash Performance Bonus, page 13

25. You state that the Compensation Committee designates "in its sole discretion" which members of the Company's senior management are eligible to receive a cash performance bonus in the upcoming year, and that the Compensation Committee "retains the discretion" to reduce and/or eliminate any bonuses that otherwise might be due. Please revise your disclosure to describe the criteria used by the Compensation Committee to make these determinations. Refer to Item 402(b) of Regulation S-K.

26. In the same section, you state that the Compensation Committee fixes the maximum percentage of the bonus pool to which each individual is entitled. Please revise your disclosure to explain the process by which the Compensation Committee initially fixes this maximum percentage and then determines the amount of bonus that is actually paid to each individual. Refer to Item 402(b) of Regulation S-K.

27. Explain why, with respect to fiscal 2007, the Compensation Committee eliminated the bonus award. Reconcile this with your disclosure on page 10

indicating that performance bonuses were paid during each of your prior six fiscal years excluding the 2003 fiscal year.

Specific Elements of Our Compensation Program – Equity-Based Compensation, page 13

28. You state that the Compensation Committee uses "its own judgment" to determine the level of equity-based compensation that is appropriate for a company of your size and financial performance. Please revise your disclosure to describe the criteria used by the Compensation Committee to make this determination. For example, explain how you have determined to provide a stock grant award equal to 6% of each executive's annual total cash compensation in excess of 15%. Refer to Item 402(b) of Regulation S-K.

29. You state that no options were granted in either the 2006 or 2007 fiscal year. Please revise the disclosure to describe the criteria on which the Compensation Committee based its decision not to grant stock options in either year. Refer to Item 402(b) of Regulation S-K.

Compensation Benchmarking, page 15

30. You state that the Compensation Committee considers various factors that differentiate you from your competitors in conducting your annual regression analysis. Please revise the disclosure to provide information about these factors. Refer to Item 402(b) of Regulation S-K.

Other Compensation Considerations, page 15

31. With respect to the Compensation Recovery Policy, you state that the Compensation Committee will evaluate whether to seek the reimbursement of compensation paid to an officer that later engages in misconduct on a case by case basis. Please revise the disclosure to describe what criteria the Compensation Committee uses to make such evaluations. Refer to Item 402(b) of Regulation S-K.

Stock Option Practices, page 15

32. You state that it is in the "sole discretion" of the Compensation Committee to determine whether to grant stock option awards to both executive officers and non-executive employees, as well as to determine the amount and timing of any such grants. Please revise the disclosure to describe the criteria used by the

Compensation Committee to make these determinations. Refer to Item 402(b) of
Regulation S-K.

Executive Compensation, page 16

Potential Payments Upon Termination or Change-in-Control, page 19

33. If material to an investor's understanding of the Company's compensation
structure, please include disclosure that explains why the Company's pension plan
was amended in 2007 to provide for a lump sum payment to be paid to
participants within 60 days of a change-in-control of the Company. Refer to Item
402(b) of Regulation S-K.

Certain Relationships and Transactions, page 20

34. Please include disclosure describing your policies and procedures for the review,
approval or ratification of any transaction required to be reported under Item
404(a) of Regulation S-K. Refer to Item 404(b) of Regulation S-K.

Form 10-Q for the Quarter Ended May 3, 2008
Form 10-Q for the Quarter Ended August 2, 2008
Form 10-Q for the Quarter Ended November 1, 2008

35. Please revise the certifications filed as Exhibit 31.1 and 31.2 so the language is
identical to the language included in Item 601(b)(31) of Regulation S-K.
Specifically, please include the parentheticals appearing in Sections 4(d) and 5 of
the certifications.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Disilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Staff Attorney, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director